Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

July 10, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Yohai Stenzler, CPA, Chief Accounting Officer, Guy Nehemya, Chief Operating Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.15 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on June 3, 2024, at an Annual General Meeting of Shareholders of the Company to be held at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Wednesday, July 10, 2024, at 16:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

IF YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE APPROVAL OF PROPOSAL 3, PLEASE NOTIFY THE COMPANY’S LEGAL COUNSEL, AT MEITAR LAW OFFICES, 16 ABBA HILLEL SILVER RD., RAMAT GAN, 5250608, ATTENTION: ELAD ZIV, ADV., (FOR YOHAI STENZLER, CPA, CHIEF ACCOUNTING OFFICER). PLEASE SEE THE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE VOTE.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Wednesday, July 10, 2024, at 16:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1.a.	To approve the re-election of Prof. Carol L. Brosgart as a Class I director, to serve as a member of the Board until the annual general meeting to be held in 2027 and until her successor is duly elected and qualified.	☐	☐	☐
1.b.	To approve the re-election of Mr. Shmuel Nir as a Class I director, to serve as a member of the Board until the annual general meeting to be held in 2027 and until his successor is duly elected and qualified.	☐	☐	☐
2.	To approve a reverse share split of the Company’s Ordinary Shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board, within 12 months of the Meeting; and to amend the Company’s amended and restated articles of association accordingly.	☐	☐	☐
3.	To ratify and approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law 5759-1999; and	☐	☐	☐
3A.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3? (Please note: If you do not mark either ‘FOR’ or ‘AGAINST’, or otherwise contact the Company, we will assume that you are not a controlling shareholder and do not have a personal interest in the approval of Proposal 3).	☐	☐
4.	To reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2024, and until the 2025 annual general meeting of shareholders.	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.